Exhibit 99.1

March 13, 2025

Vancouver, British Columbia

Designated News Release

FOURTH QUARTER AND FULL YEAR FINANCIAL RESULTS

Wheaton Precious Metals Announces Record Revenue, Adjusted Net Earnings

and Operating Cash Flow for 2024

“Wheaton achieved record revenue, adjusted net earnings and operating cash flow in 2024, driven by our diversified portfolio of high-quality and long-life assets. We exceeded our production guidance for the year due to outperformances at Salobo and Constancia and are proud to have returned a record level of dividends to shareholders in 2024,” said Randy Smallwood, President and Chief Executive Officer of Wheaton Precious Metals. “In 2024, Wheaton remained focused on accretive growth, delivering four new streams and royalties and further reinforcing our industry-leading growth profile. This impressive growth is readily apparent in our five-year production forecast, where we estimate annual production increasing by 40% to 870,000 gold equivalent ounces. As we enter 2025, we look forward to building off our accomplishments from 2024, delivering on a consistent growth profile, and ultimately creating lasting value for all stakeholders.”

Solid Financial Results and Strong Balance Sheet

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Fourth quarter of 2024: A record $381 million in revenue, a record $319 million in operating cash flow, $88 million in net earnings and a record $199 million in adjusted net earnings[1]. Declared a quarterly dividend[1] of $0.155 per common share.

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Full year of 2024: A record $1,285 million in revenue, a record $1,028 million in operating cash flow, $529 million in net earnings and a record $640 million in adjusted net earnings1. Declared record annual dividends[1] of $0.62 per common share.

•	Balance Sheet: cash balance of $818 million, no debt, and an undrawn $2 billion revolving credit facility as at December 31, 2024.

High Quality Asset Base

o	Streaming and royalty agreements on 18 operating mines and 28 development projects and other[5], including the addition of the Koné and Kurmuk projects announced in the fourth quarter.

o

Attributable gold equivalent production[3] (“GEOs”) of 187,500 ounces in the fourth quarter of 2024 and 635,000 for the full year of 2024, with quarterly production increasing 14% relative to the comparable period of the prior year as a result of higher production from Salobo and Peñasquito, with gold production achieving record quarterly production.

o

Exceeded the upper limits of the 2024 annual production guidance of 550,000 to 620,000 GEOs[3], primarily resulting from stronger than expected production at Salobo due to higher gold grades and recoveries, and higher grades at Constancia from the mining of the Pampacancha deposit.

o

Further de-risked forecast growth profile as construction activities advanced at a number of projects, including the Blackwater, Goose, Platreef, and Mineral Park projects which are expected to be producing by the end of 2025.

o	Accretive portfolio growth:

o	On October 21, 2024, the Company amended the Fenix PMPA, increasing the amount of attributable gold it is entitled to under the contract.

o	On October 23, 2024, the Company entered into a precious metals purchase agreement (“PMPA”) with Montage Gold Corp. (“Montage”) in respect to the Koné Gold Project located in Côte d’Ivoire.

o	On December 5, 2024, the Company entered into a PMPA with Allied Gold Corporation (“Allied”) in respect to the Kurmuk Project located in Ethiopia.

o	Subsequent to the quarter, on March 7, 2025, the Company amended its PMPA with Artemis Gold Inc. (“Artemis”) in respect to the Blackwater project located in Canada.

Leadership in Sustainability

●	Top Rankings: One of the top-rated companies by Sustainalytics, AAA rated by MSCI (upgraded in 2024 from AA to AAA, the highest possible rating), and Prime rated by ISS.

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Subsequent to the quarter, awarded US$1 million to the winning venture of the inaugural Future of Mining Challenge, ReThink Milling Inc., to advance their Conjugate Anvil Hammer Mill (“CAHM”) and MonoRoll technologies, for their potential ability to lower energy use in the milling process.

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Subsequent to the quarter, Wheaton was recognized by Corporate Knights as one of the 2025 Global 100 Most Sustainable Corporations, based on a rigorous assessment of over more than 8,300 public companies with revenue over US$1 billion.

Operational Overview

(all figures in US dollars unless otherwise noted)	Q4 2024	Q4 2023	Change	2024	2023	Change

Units produced

Gold ounces	117,526	112,926	4.1%	379,530	374,152	1.4%

Silver ounces	5,740	4,206	36.5%	20,807	17,191	21.0%

Palladium ounces	2,797	4,209	(33.5)%	15,632	15,800	(1.1)%

Cobalt pounds	393	215	83.1%	1,289	673	91.5%

Gold equivalent ounces [3]	187,493	164,796	13.8%	635,007	584,127	8.7%

Units sold

Gold ounces	87,662	115,011	(23.8)%	332,701	327,336	1.6%

Silver ounces	4,307	3,175	35.7%	16,072	14,326	12.2%

Palladium ounces	4,434	3,339	32.8%	17,270	13,919	24.1%

Cobalt pounds	485	288	68.4%	970	1,074	(9.7)%

Gold equivalent ounces [3]	142,561	155,059	(8.1)%	532,468	506,020	5.2%

Change in PBND and Inventory

Gold equivalent ounces [3]	29,293	(4,030)	(33,323)	46,378	15,990	(30,388)

Revenue	$380,516	$313,471	21.4%	$1,284,639	$1,016,045	26.4%

Net earnings	$88,148	$168,435	(47.7)%	$529,140	$537,644	(1.6)%

Per share	$0.194	$0.372	(47.8)%	$1.167	$1.187	(1.7)%

Adjusted net earnings [1]	$198,969	$164,569	20.9%	$640,170	$533,051	20.1%

Per share [1]	$0.439	$0.363	20.9%	$1.412	$1.177	20.0%

Operating cash flows	$319,471	$242,226	31.9%	$1,027,581	$750,809	36.9%

Per share [1]	$0.704	$0.535	31.6%	$2.266	$1.658	36.7%

All amounts in thousands except gold, palladium & gold equivalent ounces, and per share amounts.

Financial Review

Revenues

Revenue in the fourth quarter of 2024 was $381 million (62% gold, 35% silver, 1% palladium and 2% cobalt), with the $67 million increase relative to the prior period quarter being primarily due to a 32% increase in the average realized gold equivalent³ price; partially offset by an 8% decrease in the number of GEOs³ sold.

Revenue was $1,285 million in the year ended December 31, 2024, representing a $269 million increase from 2023 due primarily to a 20% increase in the average realized gold equivalent³ price; and a 5% increase in the number of GEOs³ sold.

Cash Costs and Margin

Average cash costs¹ in the fourth quarter of 2024 were $441 per GEO³ as compared to $437 in the fourth quarter of 2023. This resulted in a cash operating margin¹ of $2,228 per GEO³ sold, an increase of 41% as compared with the fourth quarter of 2023, a result of the higher realized price per ounce.

Average cash costs¹ in 2024 were $436 per GEO³ as compared to $451 in 2023. This resulted in a cash operating margin¹ of $1,977 per GEO³ sold, a 27% increase from 2023, a result of the higher realized price per ounce coupled with the lower average cash costs due to changes in the sales mix.

Cash Flow from Operations

Operating cash flow in the fourth quarter of 2024 amounted to $319 million, with the $77 million increase due primarily to the higher gross margin.

Operating cash flows in 2024 amounted to $1,028 million, with the $277 million increase from the comparable period of the previous year being due primarily to the higher gross margin.

Voisey’s Bay Impairment

On June 11, 2018, the Company entered into an agreement (the “Voisey’s Bay PMPA”) to acquire from Vale an amount of cobalt equal to 42.4% of the cobalt production from its Voisey’s Bay mine, until the delivery of 31 million pounds of cobalt and 21.2% of cobalt production thereafter for the life of mine for a total upfront cash payment of $390 million.

At December 31, 2024, the Company determined there to be an impairment charge relative to the Voisey’s Bay PMPA due to a significant and sustained decline in market cobalt prices. The Voisey’s Bay PMPA had a carrying value at December 31, 2024 of $340 million. Management estimated that the recoverable amount at December 31, 2024 under the Voisey’s Bay PMPA was $231 million, representing its fair value less cost of disposal and resulting in an impairment charge of $109 million. The recoverable amount related to the Voisey’s Bay PMPA was estimated using an average discount rate of 5.5% and the market price of cobalt of $13.62 per pound.

Produced But Not Yet Delivered

As at December 31, 2024, approximately 163,600 GEO’s3 were produced but not yet delivered representing approximately three months of payable production. This build in PBND is an increase from the preceding four quarters and at the upper end of our guided range of two to three months, due to a significant increase in quarter-over-quarter production driven by increased production at Peñasquito and Salobo, with Salobo representing a quarterly record.

Balance Sheet (at December 31, 2024)

●	Approximately $818 million of cash on hand

●	During the fourth quarter of 2024, the Company made total upfront cash payments of $115 million relative to the mineral stream interests consisting of:

o	$44 million relative to the Kurmuk PMPA;

o	$40 million relative to the Marmato PMPA;

o	$25 million relative to the Mineral Park PMPA; and

o	$6 million relative to the Cangrejos PMPA.

●	During the fourth quarter of 2024, the Company received a repayment of the upfront cash payment of $13 million relative to the El Domo PMPA, with this amount to be re-advanced at a later date.

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With the existing cash on hand coupled with the fully undrawn $2 billion revolving credit facility, the Company believes it is well positioned to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests. Given the strength of Wheaton’s balance sheet and forecasted cash flows, the Company has elected to not renew its at-the-market equity program, under which no shares have been issued as of December 31, 2024.

Global Minimum Tax

The Company is within the scope of global minimum tax (“GMT”) under the OECD Pillar Two model rules (“Pillar Two”), under which large multinational entities are subject to a 15% GMT. On June 20, 2024, Canada’s Global Minimum Tax Act (“GMTA”), received royal assent. The GMTA enacts the OECD Pillar Two model rules where in scope companies are subject to a 15% GMT for fiscal years commencing on or after December 31, 2023. With the enactment of the GMTA on June 20, 2024, the income of the Company’s subsidiaries which operate in jurisdictions with a statutory tax rate of 0% are subject to the GMTA. For the three months and year ended December 31, 2024 an amount of $35 million and $114 million, respectively, current tax expense associated with GMT was recorded. GMT accrued to December 31, 2024, is payable on or before June 30, 2026 (18 months following year-end).

Fourth Quarter Operating Asset Highlights

Salobo: In the fourth quarter of 2024, Salobo produced 84,300 ounces of attributable gold, representing record quarterly production and an increase of approximately 17% relative to the fourth quarter of 2023, primarily due to higher throughput, grades and recovery. On January 28, 2025, Vale S.A. (“Vale”) announced the completion of the Salobo III ramp-up and improved performance at Salobo I and II.

On March 4, 2025, Vale informed the Company that it had achieved a sustained throughput capacity of over 35 Mtpa over a 90-day period, indicating completion of the second phase of the Salobo III expansion project. Pending review of the final completion test by the Company, Wheaton anticipates advancing the remaining balance of the expansion payment to Vale, in the amount of $144 million within thirty days of the date of receipt.

Antamina: In the fourth quarter of 2024, Antamina produced 0.9 million ounces of attributable silver, a decrease of approximately 8% relative to the fourth quarter of 2023 primarily due to lower throughput, partially offset by higher recoveries.

Peñasquito: In the fourth quarter of 2024, Peñasquito produced 2.5 million ounces of attributable silver, an increase of approximately 138% relative to the fourth quarter of 2023, as prior year operations were impacted by a labour strike which began on June 7, 2023 and ended on October 13, 2023 with the safe ramp-up of operations beginning after the end of the strike. On February 20, 2025, Newmont Corporation (“Newmont”) announced that co-product production in 2025 is expected to decline as mining moves back into the Peñasco pit which contains lower silver grades relative to the Chile Colorado pit.

Constancia: In the fourth quarter of 2024, Constancia produced 1.0 million ounces of attributable silver and 18,200 ounces of attributable gold, an increase of approximately 16% for silver production and a decrease of approximately 18% for gold production relative to the fourth quarter of 2023. The increase in silver production, which represented a quarterly record, was primarily due to higher grades. The decrease in gold production was primarily the result of lower gold grades as more material was mined from Constancia and reclaimed from the stockpile compared with the prior year. On February 19, 2025, Hudbay Minerals Inc. (“Hudbay”) announced that gold production in 2025 is expected to be lower than 2024 levels as additional high grade gold benches were mined in late 2024, ahead of schedule, resulting in gold production exceeding 2024 guidance levels. The Pampacancha deposit is now expected to be depleted in early December 2025 as opposed to October 2025, as the mine plan has smoothed Pampacancha production throughout the year. Total mill ore feed from Pampacancha is expected to be approximately 25% in 2025, lower than the typical one-third in prior years as Pampacancha approaches depletion.

Sudbury: In the fourth quarter of 2024, Vale’s Sudbury mines produced 5,000 ounces of attributable gold, a decrease of approximately 14% relative to the fourth quarter of 2023, due to lower recoveries.

Stillwater: In the fourth quarter of 2024, the Stillwater mines produced 2,200 ounces of attributable gold and 2,800 ounces of attributable palladium, a decrease of approximately 7% for gold and 34% for palladium relative to the fourth quarter of 2023, primarily due to lower throughput as Stillwater West operations were put into care and maintenance on September 12, 2024.

Voisey’s Bay: In the fourth quarter of 2024, the Voisey’s Bay mine produced 393,000 pounds of attributable cobalt, an increase of approximately 83% relative to the fourth quarter of 2023, as the transitional period between the depletion of the Ovoid open-pit and ramp-up to full production of the Voisey’s Bay underground mine nears completion. On December 3, 2024, Vale reported that it has completed construction and commissioning of the Voisey’s Bay underground mine extension. The expansion transitioned Voisey’s Bay from open pit to underground mining. The project involved the development of two underground mines, Reid Brook and Eastern Deeps, which will deliver ore for processing at Vale’s Long Harbour refinery. The full ramp-up is expected by the second half of 2026.

Other Silver: In the fourth quarter of 2024, total Other Silver attributable production was 1.4 million ounces, an increase of approximately 4% relative to the fourth quarter of 2023, primarily due to higher production at Zinkgruvan, partially offset by lower production at Neves-Corvo.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Wheaton’s consolidated MD&A in the ‘Results of Operations and Operational Review’ section.

Recent Development Asset Updates

Blackwater Project: On November 6, 2024, Artemis announced that overall construction of the Blackwater project was over 95% complete as of September 30, 2024. Construction of the tailings storage facility is ready to allow for the commencement of commissioning of the plant. Artemis reported that the initial mining fleet has been commissioned and pre-stripping of the mine, as well as the construction of haul roads are well advanced. On January 22, 2025, Artemis announced that commissioning of the grinding circuit at the Blackwater project has advanced and milling of first ore commenced, with the first pour of gold and silver being announced on January 29, 2025. Commercial production remains targeted for Q2 2025.

Goose Project: On February 19, 2025, B2Gold Corp. (“B2Gold”) announced that all planned construction activities for 2024 were completed and project construction and development continue to progress on track to achieve first gold pour at the Goose project in the second quarter of 2025, followed by a ramp up to commercial production in the third quarter of 2025. Following the successful completion of the 2024 sea lift, the construction of the 163 kilometer Winter Ice Road was completed in February 2025. As of February 18, 2025, the Winter Ice Road is fully operational with the transportation of all materials from the Marine Laydown Area to the Goose project site expected to be completed by May 15, 2025.

Mineral Park Project: During the quarter, Waterton’s Origin Mining continued to advance the Mineral Park project, with the installation of new crushing and milling circuits nearing completion. Project construction continues to progress on track for first ore to the mill in Q2 2025, followed by a ramp up to commercial production during the second half of 2025. At project completion the fully refurbished mill capacity will be 16.5 Mtpa.

Platreef Project: On October 30, 2024, Ivanhoe Mines (“Ivanhoe”) reported that construction of the Phase 1 concentrator was completed on schedule early in the third quarter. First ore is scheduled for the second half of 2025, while underground development prioritizes development to accelerate Phase 2. Ivanhoe also states that work continues on the updated feasibility study to accelerate the startup of Phase 2, as well as the preliminary economic assessment of the previously announced Phase 3 expansion to 10 Mtpa processing capacity. On February 18, 2025, Ivanhoe reported positive results from the two independent technical studies completed on the Phase 2 and Phase 3 expansions. The study outlines Phase 1 production from Q4-2025, followed by the Phase 2 expansion two years later in Q4-2027. Ivanhoe noted that the Phase 3 expansion is expected to rank Platreef as one of the largest primary PGM producers on a platinum equivalent basis.

Fenix Project: On October 2, 2024, Rio2 Limited (“Rio2”) announced that its Chilean subsidiary has received the principal Sectorial Permits it requires to begin construction at the Fenix project. These Sectorial Permits represent the last governmental authorization required to enable the start of the construction phase and subsequent operation of the Fenix mine. On January 13, 2025, Rio2 reported that construction activities recommenced in October 2024 and construction is expected to be completed in November 2025. Bulk earthworks at the plant side have been completed and concrete bases for the footings of the processing plant have been poured. Earthworks have commenced on the leach pad stability platform, which forms the base of the Phase 1 leach pad. First gold production is currently expected in January 2026.

Marmato Mine: On March 13, 2025, Aris announced an enhanced Marmato expansion, whereby the design of the carbon-in-pulp processing facility will be upgraded by 25% from 4,000 tpd to 5,000 tpd. Aris reports that construction remains on track, and production is expected to start ramping up in the second half of 2026.

Kurmuk Project: On January 22, 2025, Allied reported that earthworks at the plant terrace advanced during the quarter to near completion, while civil works and structural, mechanical, plate, and piping contractor mobilizations are in progress. Main camp construction, along with engineering and procurement activities, progressed during the quarter, with the project remaining on track and on budget. On February 20, 2025, Allied reported that the Kurmuk project is expected to start production by mid-2026.

El Domo Project: During the second quarter of 2024, Silvercorp Metals Inc. (“Silvercorp” announced that an Ecuadorian court rejected a constitutional protective action (the “Constitutional Action”) filed by third parties against Ministry of Environment, Water and Energy Transition of the Government of Ecuador (“MAATE”) and concluded that the consultative process followed by MAATE in issuing the various permits relative to the El Domo project complied with applicable legal requirements. An appeal was granted and a hearing took place at the Superior Court of Bolivar (the Superior Court”) on October 17, 2024. On November 15, 2024, Silvercorp announced that the Superior Court rejected the appeal.

On January 7, 2025, Silvercorp reported it is targeting to bring the project into production in the second half of 2026 and have recently awarded the earthworks contract to a large international mining contractor with over ten years of experience working in Ecuador.

Koné Project: On December 18, 2024, Montage announced that it has launched the construction of its Koné project, with first gold production scheduled for the second quarter of 2027. Significant progress is being made to rapidly advance and de-risk the project as early works are well underway and major construction works are set to commence in the coming weeks, once further construction equipment arrives to site. The Koné project is fully permitted.

Copper World Project: On January 2, 2025, Hudbay announced that it has received an Air Quality Permit for the Copper World project from the Arizona Department of Environmental Quality. The issuance of this permit is a significant milestone in the advancement of the project as it is the final major permit required for the development and operation of Copper World. Hudbay commenced a minority joint venture partner process early in 2025, and it is anticipated that any minority joint venture partner would participate in the funding of definitive feasibility study activities in 2025 as well as in the final project design and construction for Copper World. The sanctioning of Copper World is not expected until 2026 based on current estimated timelines.

Santo Domingo Project: On January 20, 2025, Capstone Copper Corporation (“Capstone”) announced plans to progress partnership discussions and its financing strategy throughout 2025. A potential project sanctioning decision is not anticipated prior to 2026. On February 19, 2025, Capstone reported the Mantoverde exploration drill program commenced in Q4 2024.

Cangrejos Project: On January 28, 2025, Lumina Gold Corp., (“Lumina”), announced significant progress regarding power infrastructure required for the Cangrejos project. Lumina received approval of the definitive feasibility level designs for connection to the national grid for the future energy demand of the Cangrejos project from Corporación Eléctrica del

Ecuador on January 15, 2025. The lead engineering contractor for the feasibility study has completed 92% of the estimated work. The feasibility study remains on schedule for completion during Q2 2025. Work for the Environmental Impact Study is progressing on schedule which will allow for its submission to the Government of Ecuador in mid-2025. Lumina is targeting receiving its environmental license by early 2026.

Corporate Development

Amendment to the Fenix PMPA: On October 21, 2024, the Company amended the Fenix PMPA6, in exchange for which, the Company is committed to pay additional upfront cash consideration of $100 million, payable in two equal installments, subject to various customary conditions being satisfied. To date, no amounts have been advanced under the Fenix PMPA amendment.

Koné Project: On October 23, 2024, the Company entered into a PMPA (the “Koné Gold PMPA”)7 with Montage in respect of its 90% owned Koné Gold project located in Côte d’Ivoire. Under the terms of the Koné Gold PMPA, the Company is committed to pay Montage total upfront cash payments of $625 million, payable in four equal installment payments during construction, subject to certain conditions, including that all permits have been obtained. To date, no amounts have been advanced under the Koné Gold PMPA.

Kurmuk Project: On December 5, 2024, the Company entered into a PMPA (the “Kurmuk Gold PMPA”)8 with Allied Gold Corporation (“Allied”) in respect of its Kurmuk project located in Ethiopia. Under the terms of the agreement, Wheaton is committed to pay Allied total upfront cash payments of $175 million, payable in four equal installment payments during construction, subject to certain conditions. The first payment of $44 million was paid on December 19, 2024.

Amendment to Blackwater PMPA: On March 7, 2025, the Company amended its PMPA (the “Blackwater Silver PMPA”) with Artemis Gold Inc. (“Artemis”) in respect of silver production from the Blackwater Project located in British Columbia in Canada (the “Blackwater Project”). Under the Blackwater Silver PMPA, Wheaton will acquire an amount of silver equal to 50% of the payable silver until 17.8 million ounces have been delivered and 33% of payable silver thereafter for the life of the mine.

Previously, the determination of payable silver production under the Silver Stream required the application of a complex metallurgical protocol to determine the silver content of the mill feed and applied a fixed recovery rate of 61%. As a result of the amendment, the amount of payable silver will be determined based on a fixed ratio of silver to gold ounces produced. The ratio will be as follows:

●	5.17 ounces of silver for every ounce of gold produced while the plant throughput is less than 15 Mtpa;

●	5.10 ounces of silver for every ounce of gold produced while the plant throughput exceeds 15 Mtpa, but is less than 20 Mtpa;

●	5.07 ounces of silver for every ounce of gold produced while the plant throughput exceeds 20 Mtpa.

Once 17.8 million ounces of silver have been delivered, the determination of payable silver will revert to being based on a fixed silver recovery factor, consistent with the previous terms of the Blackwater Silver PMPA. As a result of the changed payable silver profile which is expected to deliver silver ounces to the Company sooner relative to the original profile, on March 10, 2025, the Company paid Artemis $30 million in connection with this amendment.

Reserves and Resources (at December 31, 2024)

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Proven and Probable Mineral Reserves attributable to Wheaton were 15.5 million ounces of gold compared with 15.1 million ounces as reported in Wheaton’s 2023 Annual Information Form (“AIF”), an increase of 3%; 476.3 million ounces of silver compared with 484.7 million ounces, a decrease of 2%; 0.83 million ounces palladium compared with 0.90 million ounces, a decrease of 8%; 0.52 million ounces of platinum, unchanged; and 30.6 million pounds of cobalt compared to 32.3 million pounds, a decrease of 5%. On a GEO[5] basis, total Proven and Probable Mineral Reserves for all metals attributable to Wheaton were 21.6 million ounces compared to 21.3 million ounces, an increase of 1%.

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Measured and Indicated Mineral Resources attributable to Wheaton were 6.8 million ounces of gold compared with 6.9 million ounces as reported in Wheaton’s 2023 AIF, a decrease of 2%; 701.4 million ounces of silver compared with 707.2 million ounces, a decrease of 1%; 0.13 million ounces of palladium compared with 0.12 million ounces, an increase of 11%; 0.092 million ounces of platinum compared with 0.093 million ounces, a decrease of 1%; and 1.2 million pounds of cobalt, unchanged. On a GEO[5] basis, total Measured and Indicated Mineral Resources for all metals attributable to Wheaton were 15.0 million ounces compared with 15.2 million ounces, a decrease of 1%.

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Inferred Mineral Resources attributable to Wheaton were 4.9 million ounces of gold compared with 5.1 million ounces as reported in Wheaton’s 2023 AIF, a decrease of 3%; 327.8 million ounces of silver compared with 306.8 million ounces, an increase of 7%, 0.34 million ounces of palladium compared with 0.36 million ounces, a decrease of 6%; 0.04 million ounces of platinum, unchanged; and 7.4 million pounds of cobalt compared with 7.2 million pounds, an increase of 4%. On a GEO[5] basis, total Inferred Mineral Resources for all metals attributable to Wheaton were 8.9 million ounces compared with 8.8 million ounces, an increase of 1%.

Estimated attributable reserves and resources contained in this press release are based on information available to the Company as of March 6, 2025, and therefore will not reflect updates, if any, after that date. Updated reserves and resources data incorporating year-end 2024 estimates will also be included in the Company’s 2024 Annual Information Form. Wheaton’s most current attributable reserves and resources, as of December 31, 2024, can be found on the Company’s website at www.wheatonpm.com.

Sustainability

Future of Mining Challenge

On March 4, 2025, Wheaton announced the winner of its inaugural Future of Mining Challenge. ReThink Milling Inc. has been awarded $1 million for its Conjugate Anvil Hammer Mill and MonoRoll technologies, which have the potential to revolutionize the milling process. This innovative grinding technology demonstrates immense potential to deliver greater efficiency with significantly lower energy use, leading to reduced greenhouse gas emissions and operating costs.

Community Investment Program

●	In 2024, Wheaton contributed more than US$8.5 million to over 130 charitable causes and initiatives globally.

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Wheaton’s Partner Community Investment Program continues to support initiatives with the Vale Foundation, Vale Canada, Glencore via Antamina, Hudbay Minerals, First Majestic Silver and Sibanye-Stillwater to support the communities influenced by the mines and provide vital services and programs including educational resources, health and dental programs, poverty reduction initiatives, entrepreneurial opportunities, and various social and environmental programs.

●	In November 2024, Wheaton was the presenting sponsor for the Special Olympics BC Sports Celebrities Festival, which raises money for the Canucks for Kids Fund and Special Olympics B.C.’s work to offer year-round programs for athletes with intellectual disabilities of all ages and a wide range of ability levels in 55 communities across British Columbia. The 2024 gala raised $500,000 to support this programming.

Subsequent Events

Declaration of Dividend

The Company has increased its quarterly dividend under its dividend policy, setting it at $0.165 per common share for 2025. This represents a 6.5% increase over the quarterly dividend paid in 2024 and represents the second consecutive year that the dividend has been increased, highlighting the Company’s commitment to a progressive dividend. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

Chief Financial Officer Transition

On January 9, 2024, Wheaton announced that Gary Brown will be stepping down from his role as Chief Financial Officer (“CFO”), effective March 31, 2025. As part of a planned leadership succession, Vincent Lau, Wheaton’s Vice President of Finance, will be appointed CFO and will join the senior leadership team.

2025 Production Outlook

In 2025, Wheaton provides 2025 production guidance between 600,000 and 670,000 GEOs4. The midpoint of the 2024 guidance range compared to the midpoint of the 2025 guidance range suggests year-over-year production growth of approximately 10%, in alignment with the Company’s previously stated long-term growth forecast. This forecast growth is driven by stronger attributable production from Antamina, the start-up of several development projects, and a stable forecast for Salobo production. This increase is expected to be partially offset by lower production from Peñasquito and Constancia.

Attributable production is forecast to increase at Antamina in 2025 due to expected higher silver grades, as a result of a higher ratio of copper-zinc ore versus copper-only ore being mined in 2025. Wheaton’s 2025 forecast also includes inaugural production from four projects currently in development; Blackwater, Goose, Mineral Park and Platreef, all of which are expected to commence production in 2025. In addition, the Aljustrel mine is anticipated to re-start production in the third quarter of 2025, following the announcement made on September 12, 2023, that as a result of low zinc prices, the production of zinc and lead concentrates would be temporarily halted from September 24, 2023 onward. Increased production from the forementioned assets is anticipated to be offset by lower production at Peñasquito, as mining transitions from the Chile Colorado to the main Peñasco pit, which contains lower relative silver grades. In addition, lower production levels are anticipated at Constancia, predominantly due to additional gold benches being mined in late 2024 that were brought forward from the 2025 plan, coupled with the expectation that total mill ore feed from Pampacancha will be approximately 25% in 2025, lower than the typical one-third in prior years as Pampacancha approaches depletion. After a record-breaking quarter to end 2024, production levels at Salobo are expected to remain consistent, with higher throughput levels attributable to the Salobo III expansion project anticipated to be offset by lower gold grades.

Long-Term Production Outlook

Production is forecast to increase by approximately 40% over the next five years to 870,000 GEOs4 by 2029, due to growth from multiple Operating assets including Antamina, Aljustrel and Marmato; Development assets that are in construction, including the Blackwater, Mineral Park, Goose, Platreef, Fenix, Kurmuk, and Koné projects; and Pre-development assets including the El Domo and Copper World projects.

From 2030 to 2034, attributable production is forecast to average over 950,000 GEOs4 annually and incorporates additional incremental production from Pre-development assets including the Santo Domingo, Cangrejos, Kudz ze Kayah, Marathon and Kutcho projects, in addition to the Mt. Todd, Black Pine and DeLamar royalties.

Not included in Wheaton’s long-term forecast and instead classified as ‘optionality’, is potential future production from nine other assets, including Pascua-Lama and Navidad, in addition to expansions at Salobo outside of the Salobo III mine expansion project.

About Wheaton Precious Metals Corp.

Wheaton is the world’s premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming for all of its stakeholders.

In accordance with Wheaton Precious Metals™ Corp.’s (“Wheaton Precious Metals”, “Wheaton” or the “Company”) MD&A and Financial Statements, reference to the Company and Wheaton includes the Company’s wholly owned subsidiaries.

Webcast and Conference Call Details

Wheaton will release its 2024 fourth quarter and full year results on Thursday, March 13, 2025, after market close. A conference call will be held on Friday, March 14, 2025, starting at 8:00am PT (11:00 am ET) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:  1-888-510-2154

Dial from outside Canada or the US:  1-437-900-0527

Pass code:	69732#

Live audio webcast:	Webcast Link

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until March 20, 2025 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:  1-888-660-6345

Dial from outside Canada or the US:  1-646-517-4150

Pass code:	69732#

Archived audio webcast:	Webcast Link

This earnings release should be read in conjunction with Wheaton Precious Metals’ MD&A and Financial Statements, which are available on the Company’s website at www.wheatonpm.com and have been posted on SEDAR+ at www.sedarplus.ca.

Mr. Wes Carson, P.Eng., Vice President, Mining Operations, Neil Burns, P.Geo., Vice President, Technical Services for Wheaton Precious Metals and Ryan Ulansky, P.Eng., Vice President, Engineering, are a “qualified person” as such term is defined under National Instrument 43-101, and have reviewed and approved the technical information disclosed in this news release (specifically Mr. Carson has reviewed production figures, Mr. Burns has reviewed mineral resource estimates and Mr. Ulansky has reviewed the mineral reserve estimates).

Wheaton Precious Metals believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton Precious Metals website at http://www.wheatonpm.com.

For further information:

Investor Contact

Emma Murray

Vice President, Investor Relations

Tel: 1-844-288-9878

Email: info@wheatonpm.com

Consolidated Statements of Earnings

	Years Ended December 31

(US dollars and shares in thousands, except per share amounts)	2024	2023

Sales	$1,284,639	$1,016,045

Cost of sales

Cost of sales, excluding depletion	$235,108	$228,171

Depletion	246,944	214,434

Total cost of sales	$482,052	$442,605

Gross margin	$802,587	$573,440

General and administrative expenses	40,668	38,165

Share based compensation	23,268	22,744

Donations and community investments	8,958	7,261

Impairment of mineral stream interests	108,861	-

Earnings from operations	$620,832	$505,270

Gain on disposal of mineral stream interests	-	5,027

Other income (expense)	29,061	34,271

Earnings before finance costs and income taxes	$649,893	$544,568

Finance costs	5,549	5,510

Earnings before income taxes	$644,344	$539,058

Income tax expense	115,204	1,414

Net earnings	$529,140	$537,644

Basic earnings per share	$1.167	$1.187

Diluted earnings per share	$1.165	$1.186

Weighted average number of shares outstanding

Basic	453,460	452,814

Diluted	454,119	453,463

Consolidated Balance Sheets

	As at December 31	As at December 31
(US dollars in thousands)	2024	2023

Assets

Current assets

Cash and cash equivalents	$818,166	$546,527

Accounts receivable	6,217	10,078

Cobalt inventory	-	1,372

Income taxes receivable	-	5,935

Other	3,697	3,499

Total current assets	$828,080	$567,411

Non-current assets

Mineral stream interests	$6,379,580	$6,122,441

Early deposit mineral stream interests	47,094	47,093

Mineral royalty interests	40,421	13,454

Long-term equity investments	98,975	246,678

Property, plant and equipment	8,691	7,638

Other	21,616	26,470

Total non-current assets	$6,596,377	$6,463,774

Total assets	$7,424,457	$7,031,185

Liabilities

Current liabilities

Accounts payable and accrued liabilities	$13,553	$13,458

Income taxes payable	2,127	—

Current portion of performance share units	13,562	12,013

Current portion of lease liabilities	262	604

Total current liabilities	$29,504	$26,075

Non-current liabilities

Performance share units	$11,522	$9,113

Lease liabilities	4,909	5,625

Global minimum tax payable	113,505	—

Deferred income taxes	349	232

Pension liability	5,289	4,624

Total non-current liabilities	$135,574	$19,594

Total liabilities	$165,078	$45,669

Shareholders’ equity

Issued capital	$3,798,108	$3,777,323

Reserves	(63,503)	(40,091)

Retained earnings	3,524,774	3,248,284

Total shareholders’ equity	$7,259,379	$6,985,516

Total liabilities and shareholders’ equity	$7,424,457	$7,031,185

Consolidated Statements of Cash Flows

	Years Ended December 31

(US dollars in thousands)	2024	2023

Operating activities

Net earnings	$529,140	$537,644

Adjustments for

Depreciation and depletion	248,303	215,926

Gain on disposal of mineral stream interest	-	(5,027)

Impairment of mineral stream interests	108,861	-

Interest expense	284	207

Equity settled stock based compensation	6,703	6,438

Performance share units - expense	16,565	16,306

Performance share units - paid	(11,129)	(16,675)

Pension expense	1,124	1,122

Pension paid	(43)	(116)

Income tax expense	115,204	1,414

(Gain) loss on fair value adjustment of share purchase warrants held	8	31

Investment income recognized in net earnings	(27,014)	(37,178)

Other	3,142	1,227

Change in non-cash working capital	4,426	1,912

Cash generated from operations before income taxes and interest	$995,574	$723,231

Income taxes refunded (paid)	8,516	(6,192)

Interest paid	(287)	(187)

Interest received	23,778	33,957

Cash generated from operating activities	$1,027,581	$750,809

Financing activities

Credit facility extension fees	$(937)	$(859)

Share purchase options exercised	13,192	12,415

Lease payments	(594)	(691)

Dividends paid	(279,050)	(265,109)

Cash used for financing activities	$(267,389)	$(254,244)

Investing activities

Mineral stream interests	$(628,234)	$(663,528)

Repayment of mineral stream interests deposit	13,250	-

Early deposit mineral stream interests	-	(1,000)

Mineral royalty interest	(26,981)	(6,833)

Net proceeds on disposal of mineral stream interests	-	46,400

Acquisition of long-term investments	(20,234)	(17,447)

Proceeds on disposal of long-term investments	177,088	202

Investment in subscription rights	(3,114)	(4,510)

Dividends received	2,188	2,317

Other	(2,266)	(2,247)

Cash used for investing activities	$(488,303)	$(646,646)

Effect of exchange rate changes on cash and cash equivalents	$(250)	$519

Increase (decrease) in cash and cash equivalents	$271,639	$(149,562)

Cash and cash equivalents, beginning of year	546,527	696,089

Cash and cash equivalents, end of year	$818,166	$546,527

Summary of Units Produced

	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023

Gold ounces produced ²

Salobo	84,291	62,689	63,225	61,622	71,778	69,045	54,804	43,677

Sudbury [3]	5,004	3,593	4,477	5,618	5,823	3,857	5,818	6,203

Constancia	18,180	10,446	6,086	13,897	22,292	19,003	7,444	6,905

San Dimas [4]	7,263	6,882	7,089	7,542	10,024	9,995	11,166	10,754

Stillwater [5]	2,166	2,247	2,099	2,637	2,341	2,454	2,017	1,960

Other

Marmato	622	648	584	623	668	673	639	457

Minto [6]	-	-	-	-	-	-	1,292	3,063

Total Other	622	648	584	623	668	673	1,931	3,520

Total gold ounces produced	117,526	86,505	83,560	91,939	112,926	105,027	83,180	73,019

Silver ounces produced [2]

Peñasquito [7]	2,465	1,785	2,263	2,643	1,036	-	1,744	2,076

Antamina	947	925	992	806	1,030	894	984	872

Constancia	969	648	451	640	836	697	420	552

Other

Los Filos	29	26	27	48	26	32	41	45

Zinkgruvan	637	537	699	641	510	785	374	632

Neves-Corvo	494	425	432	524	573	486	407	436

Aljustrel [8]	-	-	-	-	-	327	279	343

Cozamin	192	185	177	173	185	165	184	141

Marmato	7	7	6	7	10	11	7	8

Minto [6]	-	-	-	-	-	-	14	29

Total Other	1,359	1,180	1,341	1,393	1,304	1,806	1,306	1,634

Total silver ounces produced	5,740	4,538	5,047	5,482	4,206	3,397	4,454	5,134

Palladium ounces produced ²

Stillwater [5]	2,797	4,034	4,338	4,463	4,209	4,006	3,880	3,705

Cobalt pounds produced ²

Voisey’s Bay	393	397	259	240	215	183	152	124

GEOs produced [9]	187,493	143,290	145,449	158,775	164,796	147,278	137,323	134,730

Average payable rate [2]

Gold	95.3%	95.0%	95.0%	94.7%	95.1%	95.4%	95.1%	95.1%

Silver	84.2%	83.9%	84.3%	84.5%	83.0%	78.4%	83.7%	83.1%

Palladium	97.5%	98.4%	97.3%	97.8%	98.0%	94.1%	94.1%	96.3%

Cobalt	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%

GEO [9]	91.4%	91.0%	90.7%	90.7%	91.6%	90.9%	90.9%	89.8%

1)	All figures in thousands except gold and palladium ounces produced.
2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures and payable rates may be updated in future periods as additional information is received.

3)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
4)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. For reference, attributable silver production from prior periods is as follows: Q4 2024 - 295,000 ounces; Q3 2024 - 262,000 ounces; Q2 2024 - 285,000 ounces; Q1 2024 - 291,000 ounces; Q4 2023 - 378,000 ounces; Q3 2023 - 387,000 ounces; Q2 2023 - 423,000 ounces; Q1 2023 - 401,000 ounces.

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.
6)	On May 13, 2023, Minto Metals Corp. announced the suspension of operations at the Minto mine.
7)	There was a temporary suspension of operations at Peñasquito due to a labour strike which ran from June 7, 2023 to October 13, 2023.
8)	On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the third quarter of 2025.
9)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,000 per ounce gold; $23.00 per ounce silver; $1,000 per ounce palladium; and $13.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2024.

Summary of Units Sold

	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023

Gold ounces sold

Salobo	55,170	58,101	54,962	56,841	76,656	44,444	46,030	35,966

Sudbury [2]	4,048	2,495	5,679	4,129	5,011	4,836	4,775	4,368

Constancia	17,873	5,186	6,640	20,123	19,925	12,399	9,619	6,579

San Dimas	6,990	7,022	6,801	7,933	10,472	9,695	11,354	10,651

Stillwater [3]	2,410	1,635	2,628	2,355	2,314	1,985	2,195	2,094

Other

Marmato	650	550	616	638	633	792	467	480

777	-	-	-	-	-	275	153	126
Minto	-	-	-	-	-	-	701	2,341
Santo Domingo [4]	312	447	-	-	-	-	-	-
El Domo [4]	209	258	-	-	-	-	-	-

Total Other	1,171	1,255	616	638	633	1,067	1,321	2,947

Total gold ounces sold	87,662	75,694	77,326	92,019	115,011	74,426	75,294	62,605

Silver ounces sold

Peñasquito	1,852	1,667	1,482	1,839	442	453	1,913	1,483

Antamina	858	989	917	762	1,091	794	963	814

Constancia	797	366	422	726	665	435	674	366

Other

Los Filos	29	26	24	44	24	30	37	34

Zinkgruvan	452	488	597	297	449	714	370	520

Neves-Corvo	154	185	216	243	268	245	132	171

Aljustrel	-	-	-	1	86	142	182	205

Cozamin	158	148	158	147	141	139	150	119

Marmato	7	6	7	8	9	11	7	7

Minto	-	-	-	-	-	-	7	29

Keno Hill	-	-	-	-	-	-	-	1

777	-	-	-	-	-	2	2	-

Total Other	800	853	1,002	740	977	1,283	887	1,086

Total silver ounces sold	4,307	3,875	3,823	4,067	3,175	2,965	4,437	3,749

Palladium ounces sold Stillwater [3]	4,434	3,761	4,301	4,774	3,339	4,242	3,392	2,946

Cobalt pounds sold Voisey’s Bay	485	88	88	309	288	198	265	323

GEOs sold [5]	142,561	122,715	124,009	143,184	155,059	111,935	129,734	109,293

Cumulative payable units PBND [6]

Gold ounces	119,446	94,578	87,350	85,259	90,237	97,860	72,061	76,522

Silver ounces	3,260	2,733	2,801	2,368	1,802	1,486	1,790	2,531

Palladium ounces	4,439	6,186	6,018	6,198	6,666	5,607	6,122	5,751

Cobalt pounds	678	796	513	360	356	377	251	285

GEO [5]	163,562	134,269	125,906	117,930	116,610	120,203	97,331	110,362

Inventory on hand

Cobalt pounds	-	-	-	-	88	155	310	398

1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	The ounces sold under Santo Domingo and EI Domo relate to ounces received due to the delay ounce provision as per the respective PMPA. Please see the Company’s MD&A for more information.
5)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,000 per ounce gold; $23.00 per ounce silver; $1,000 per ounce palladium; and $13.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2024.

6)

Payable gold, silver and palladium ounces as well as cobalt pounds produced but not yet delivered (“PBND”) are based on management estimates. These figures may be updated in future periods as additional information is received.

Results of Operations

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended December 31, 2024
	Units Produced²	Units Sold	Average Realized Price ($’s Per Unit)		Average Cash Cost ($’s Per Unit) [3]		Average Depletion ($’s Per Unit) [4]		Sales	Impairment Charges [5]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	84,291	55,170		$2,676		$425		$378	$147,610	$-	$103,323	$121,254	$2,595,485

Sudbury [6]	5,004	4,048		2,709		400		1,326	10,968	-	3,982	9,853	241,551

Constancia	18,180	17,873		2,676		425		323	47,821	-	34,463	40,232	64,326

San Dimas	7,263	6,990		2,676		637		290	18,704	-	12,226	14,251	136,481

Stillwater	2,166	2,410		2,676		481		421	6,448	-	4,275	5,289	207,460

Other [7]	622	1,171		2,681		265		1,485	3,139	-	1,089	2,828	981,316

	117,526	87,662		$2,677		$440		$420	$234,690	$-	$159,358	$193,707	$4,226,619

Silver

Peñasquito	2,465	1,852		$31.48		$4.50		$4.86	$58,293	$-	$40,965	$49,960	$244,465

Antamina	947	858		31.48		6.28		8.46	27,009	-	14,360	21,619	490,771

Constancia	969	797		31.48		6.26		6.10	25,084	-	15,232	20,096	165,378

Other [8]	1,359	800		30.43		4.37		5.34	24,347	-	16,570	25,204	662,630

	5,740	4,307		$31.28		$5.16		$5.90	$134,733	$-	$87,127	$116,879	$1,563,244

Palladium

Stillwater	2,797	4,434		$1,008		$184		$429	$4,468	$-	$1,749	$3,653	$213,179

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	78,814

	2,797	4,434		$1,008		$184		$429	$4,468	$-	$1,749	$3,653	$291,993

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$9,451

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	57,584

	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$67,035

Cobalt

Voisey’s Bay	393	485		$13.66		$2.59		$12.78	$6,625	$(108,861)	$(109,688)	$4,618	$230,689

Operating results									$380,516	$(108,861)	$138,546	$318,857	$6,379,580

Other

General and administrative											$(10,475)	$(6,996)

Share based compensation											(6,118)	-

Donations and community investments											(4,332)	(3,913)

Finance costs											(1,404)	(1,046)

Other											9,138	6,787

Income tax											(37,207)	5,782

Total other											$(50,398)	$614	$1,044,877

											$88,148	$319,471	$7,424,457

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) at the end of this press release.
4)	Includes the non-cash per ounce cost of sale associated with delay ounces. Please see the Company’s MD&A for more information.
5)	Please see page 3 of this press release for more information.
6)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
7)

Other gold interests comprised of the operating Marmato gold interest as well as the non-operating Copper World, Santo Domingo, Fenix, Blackwater, El Domo, Marathon, Goose, Cangrejos, Platreef, Curraghinalt, Kudz Ze Kayah, Koné and Kurmuk gold interests. Other includes ounces sold that were received under the delay ounce provisions of each of the Santo Domingo and EI Domo PMPAs. Please see the Company’s MD&A for more information.

8)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin silver interests as well as the non-operating Stratoni, Aljustrel, Pascua-Lama, Copper World, Navidad, Blackwater, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

Three Months Ended December 31, 2023
	Units Produced²	Units Sold	Average Realized Price ($’s Per Unit)		Average Cash Cost ($’s Per Unit) [3]			Average Depletion ($’s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	71,778	76,656		$2,005		$420			$393	$153,717	$91,390	$121,491	$2,681,419

Sudbury [4]	5,823	5,011		2,023		400			1,145	10,137	2,394	8,134	262,485

Constancia	22,292	19,925		2,005		420			316	39,954	25,288	31,578	80,265

San Dimas	10,024	10,472		2,005		631			279	20,999	11,479	14,395	144,722

Stillwater	2,341	2,314		2,005		352			510	4,640	2,645	3,826	211,469

Other [5]	668	633		2,005		350			527	1,269	714	1,047	603,689

	112,926	115,011		$2,006		$437			$405	$230,716	$133,910	$180,471	$3,984,049

Silver

Peñasquito	1,036	442		$23.87		$4.43			$4.06	$10,547	$6,794	$8,589	$276,232

Antamina	1,030	1,091		23.87		4.73			7.06	26,043	13,190	20,887	519,530

Constancia	836	665		23.87		6.20			6.24	15,879	7,601	11,755	179,583

Other [6]	1,304	977		23.55		4.82			3.22	22,996	15,138	18,909	582,113

	4,206	3,175		$23.77		$5.02			$5.29	$75,465	$42,723	$60,140	$1,557,458

Palladium

Stillwater	4,209	3,339		$1,070		$198			$445	$3,574	$1,426	$2,912	$220,667

Platinum

Marathon	-	-	$	n.a.	$	n.a.		$	n.a.	$-	$-	$-	$9,451

Cobalt

Voisey’s Bay	215	288		$12.92		$3.14	[7]		$12.80	$3,716	$(871)	$2,016	$350,816

Operating results										$313,471	$177,188	$245,539	$6,122,441

Other

General and administrative											$(9,244)	$(6,490)

Share based compensation											(6,527)	-

Donations and community investments											(2,208)	(2,143)

Finance costs											(1,371)	(1,083)

Other											7,311	7,351

Income tax											3,286	(948)

Total other											$(8,753)	$(3,313)	$908,744

											$168,435	$242,226	$7,031,185

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)

Other gold interests are comprised of the operating Marmato gold interests as well as the non-operating Minto, 777, Copper World, Santo Domingo, Fenix, Blackwater, Marathon, El Domo, Goose, Cangrejos and Curraghinalt gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

6)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Cozamin and Marmato silver interests, the non-operating Minto, 777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World, Blackwater, El Domo and Mineral Park silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the third quarter of 2025.

7)	Cash cost per pound of cobalt sold during the fourth quarter of 2023 was net of a previously recorded inventory write-down of $0.02 million, resulting in a decrease of $0.08 per pound of cobalt sold.

Comparative Results of Operations on a GEO Basis

	Q4 2024	Q4 2023	Change	Change

GEO Production [1,2]	187,493	164,796	22,696	13.8%

GEO Sales [2]	142,561	155,059	(12,498)	(8.1)%

Average price per GEO sold [2]	$2,669	$2,022	$647	32.0%

Revenue	$380,516	$313,471	$67,045	21.4%

Cost of sales, excluding depletion	$64,236	$67,757	$3,521	5.2%

Depletion	68,873	68,526	(347)	(0.5)%

Cost of Sales	$133,109	$136,283	$3,174	2.3%

Gross Margin	$247,407	$177,188	$70,219	39.6%

General and administrative expenses	10,475	9,244	(1,231)	(13.3)%

Share based compensation	6,118	6,527	409	6.3%

Donations and community investments	4,332	2,208	(2,124)	(96.2)%

Impairment of mineral stream interests	108,861	-	(108,861)	n.a.

Earnings from Operations	$117,621	$159,209	$(41,588)	(26.1)%

Other income (expense)	9,138	7,311	1,827	25.0%

Earnings before finance costs and income taxes	$126,759	$166,520	$(39,761)	(23.9)%

Finance costs	1,404	1,371	(33)	(2.4)%

Earnings before income taxes	$125,355	$165,149	$(39,794)	(24.1)%

Income tax expense	37,207	(3,286)	(40,493)	(1,232.3)%

Net earnings	$88,148	$168,435	$(80,287)	(47.7)%

1)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,000 per ounce gold; $23.00 per ounce silver; $1,000 per ounce palladium; and $13.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2024.

Year Ended December 31, 2024
	Units Produced²	Units Sold	Average Realized Price ($’s Per Unit)		Average Cash Cost ($’s Per Unit) [3]		Average Depletion ($’s Per Unit) [4]		Sales	Impairment Charges [5]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	271,827	225,074		$2,397		$425		$382	$539,583	$-	$358,081	$444,015	$2,595,485

Sudbury [6]	18,692	16,351		2,391		400		1,280	39,098	-	11,623	32,571	241,551

Constancia	48,609	49,822		2,370		422		320	118,096	-	81,126	97,066	64,326

San Dimas	28,776	28,746		2,388		635		287	68,654	-	42,166	50,407	136,481

Stillwater	9,149	9,028		2,392		425		444	21,592	-	13,743	17,752	207,460

Other [7]	2,477	3,680		2,453		284		1,192	9,028	-	3,596	7,982	981,316

	379,530	332,701		$2,393		$440		$419	$796,051	$-	$510,335	$649,793	$4,226,619

Silver

Peñasquito	9,156	6,840		$28.34		$4.50		$4.64	$193,871	$-	$131,325	$163,092	$244,465

Antamina	3,670	3,526		28.56		5.74		8.16	100,719	-	51,738	80,497	490,771

Constancia	2,708	2,311		28.25		6.23		6.15	65,264	-	36,676	50,881	165,378

Other [8]	5,273	3,395		28.85		4.31		4.71	97,976	-	67,356	85,230	662,630

	20,807	16,072		$28.49		$4.98		$5.64	$457,830	$-	$287,095	$379,700	$1,563,244

Palladium

Stillwater	15,632	17,270		$984		$179		$434	$16,999	$-	$6,423	$13,911	$213,179

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	78,814

	15,632	17,270		$984		$179		$434	$16,999	$-	$6,423	$13,911	$291,993

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$9,451

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	57,584

	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$67,035

Cobalt

Voisey’s Bay	1,289	970		$14.18		$2.71		$12.78	$13,759	$(108,861)	$(110,127)	$14,025	$230,689

Operating results									$1,284,639	$(108,861)	$693,726	$1,057,429	$6,379,580

Other

General and administrative											$(40,668)	$(38,130)

Share based compensation											(23,268)	(11,129)

Donations and community investments											(8,958)	(8,098)

Finance costs											(5,549)	(4,280)

Other											29,061	23,273

Income tax											(115,204)	8,516

Total other											$(164,586)	$(29,848)	$1,044,877

											$529,140	$1,027,581	$7,424,457

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) at the end of this press release.
4)	Includes the non-cash per ounce cost of sale associated with delay ounces. Please see the Company’s MD&A for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
6)

Other gold interests comprised of the operating Marmato gold interest as well as the non-operating Copper World, Santo Domingo, Fenix, Blackwater, El Domo, Marathon, Goose, Cangrejos, Platreef, Curraghinalt, Kudz Ze Kayah, Koné and Kurmuk gold interests. Other includes ounces sold that were received under the delay ounce provisions of each of the Santo Domingo and El Domo PMPAs. Please see the Company’s MD&A for more information.

7)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin silver interests as well as the non-operating Stratoni, Aljustrel, Pascua-Lama, Copper World, Navidad, Blackwater, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

Year Ended December 31, 2023
	Units Produced²	Units Sold	Average Realized Price ($’s Per Unit)		Average Cash Cost ($’s Per Unit) [3]			Average Depletion ($’s Per Unit)		Sales	Gain on Disposal [4]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	239,304	203,096		$1,969		$420			$354	$399,936	$-	$242,676	$314,555	$2,681,419

Sudbury [5]	21,701	18,990		1,971		400			1,102	37,432	-	8,905	29,554	262,485

Constancia	55,644	48,522		1,972		419			316	95,672	-	60,039	75,357	80,265

San Dimas	41,939	42,172		1,960		628			264	82,656	-	45,014	56,157	144,722

Stillwater	8,772	8,588		1,961		348			510	16,842	-	9,470	13,853	211,469

Other [6]	6,792	5,968		1,942		1,037			209	11,593	-	4,152	5,137	603,689

	374,152	327,336		$1,968		$455			$382	$644,131	$-	$370,256	$494,613	$3,984,049

Silver

Peñasquito	4,856	4,291		$23.66		$4.43			$4.06	$101,514	$-	$65,062	$82,504	$276,232

Antamina	3,780	3,662		23.72		4.70			7.06	86,855	-	43,814	69,652	519,530

Constancia	2,505	2,140		23.79		6.17			6.24	50,913	-	24,352	37,716	179,583

Other [7]	6,050	4,233		23.47		5.41			2.92	99,312	5,027	69,106	74,272	582,113

	17,191	14,326		$23.64		$5.05			$4.82	$338,594	$5,027	$202,334	$264,144	$1,557,458

Palladium

Stillwater	15,800	13,919		$1,329		$241			$441	$18,496	$-	$8,991	$15,135	$220,667

Platinum

Marathon	-	-	$	n.a.	$	n.a.		$	n.a.	$-	$-	$-	$-	$9,451

Cobalt

Voisey’s Bay	673	1,074		$13.81		$3.30	[8]		$13.41	$14,824	$-	$(3,114)	$15,071	$350,816

Operating results										$1,016,045	$5,027	$578,467	$788,963	$6,122,441

Other

General and administrative												$(38,165)	$(36,025)

Share based compensation												(22,744)	(16,675)

Donations and community investments												(7,261)	(7,039)

Finance costs												(5,510)	(4,230)

Other												34,271	32,007

Income tax												(1,414)	(6,192)

Total other												$(40,823)	$(38,154)	$908,744

												$537,644	$750,809	$7,031,185

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) at the end of this press release.
4)	The gain on disposal of Other silver interests relates to the gain on the buyback of 33% of the Goose PMPA.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
6)

Other gold interests are comprised of the operating Marmato gold interests as well as the non-operating Minto, 777, Copper World, Santo Domingo, Fenix, Blackwater, Marathon, El Domo, Goose, Cangrejos and Curraghinalt gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

7)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Cozamin and Marmato silver interests and the non-operating Minto, 777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World, Blackwater, El Domo and Mineral Park silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the third quarter of 2025.

8)

Cash cost per pound of cobalt sold during the year ended December 31, 2023 was net of a previously recorded inventory write-down of $1.6 million, resulting in a decrease of $0.91 per pound of cobalt sold.

Comparative Results of Operations on a GEO Basis

	2024	2023	Change	Change

GEO Production [1,2]	635,007	584,127	50,881	8.7%

GEO Sales [2]	532,468	506,020	26,448	5.2%

Average price per GEO sold [2]	$2,413	$2,008	$405	20.2%

Revenue	$1,284,639	$1,016,045	$268,594	26.4%

Cost of sales, excluding depletion	$235,108	$228,171	$(6,937)	(3.0)%

Depletion	246,944	214,434	(32,510)	(15.2)%

Cost of Sales	$482,052	$442,605	$(39,447)	(8.9)%

Gross Margin	$802,587	$573,440	$229,147	40.0%

General and administrative expenses	40,668	38,165	(2,503)	(6.6)%

Share based compensation	23,268	22,744	(524)	(2.3)%

Donations and community investments	8,958	7,261	(1,697)	(23.4)%

Impairment of mineral stream interests	108,861	-	(108,861)	n.a.

Earnings from Operations	$620,832	$505,270	$115,562	22.9%

Gain on disposal of mineral stream interests	-	5,027	(5,027)	(100.0)%

Other income (expense)	29,061	34,271	(5,210)	(15.2)%

Earnings before finance costs and income taxes	$649,893	$544,568	$105,325	19.3%

Finance costs	5,549	5,510	(39)	(0.7)%

Earnings before income taxes	$644,344	$539,058	$105,286	19.5%

Income tax expense	115,204	1,414	(113,790)	(8,047.4)%

Net earnings	$529,140	$537,644	$(8,504)	(1.6)%

1)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,000 per ounce gold; $23.00 per ounce silver; $1,000 per ounce palladium; and $13.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2024.

Non-GAAP Measures

Wheaton has included, throughout this document, certain non-GAAP performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis; and (iv) cash operating margin.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of non-cash impairment charges (reversals) (if any), non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for per share amounts)	2024	2023	2024	2023

Net earnings	$88,148	$168,435	$529,140	$537,644

Add back (deduct):

Impairment charge (reversal)	108,861	-	108,861	-

Gain on disposal of Mineral Stream Interest	-	-	-	(5,027)

(Gain) loss on fair value adjustment of share purchase warrants held	910	(217)	8	31

Deferred income tax (expense) recovery recognized in the Statement of OCI	1,225	(3,487)	2,857	3,719

Income tax recovery related to prior year disposal of Mineral Stream Interest	-	-	-	(2,672)

Other	(175)	(162)	(696)	(644)

Adjusted net earnings	$198,969	$164,569	$640,170	$533,051

Divided by:

Basic weighted average number of shares outstanding	453,669	453,010	453,460	452,814

Diluted weighted average number of shares outstanding	454,361	453,611	454,119	453,463

Equals:

Adjusted earnings per share - basic	$0.439	$0.363	$1.412	$1.177

Adjusted earnings per share - diluted	$0.438	$0.363	$1.410	$1.176

ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for per share amounts)	2024	2023	2024	2023

Cash generated by operating activities	$319,471	$242,226	$1,027,581	$750,809

Divided by:

Basic weighted average number of shares outstanding	453,669	453,010	453,460	452,814

Diluted weighted average number of shares outstanding	454,361	453,611	454,119	453,463

Equals:

Operating cash flow per share - basic	$0.704	$0.535	$2.266	$1.658

Operating cash flow per share - diluted	$0.703	$0.534	$2.263	$1.656

iii.

Average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion and cost of sales related to delay ounces, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS Accounting Standards. In addition to conventional measures prepared in accordance with IFRS Accounting Standards, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis.

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for gold and palladium ounces sold and per unit amounts)	2024	2023	2024	2023

Cost of sales	$133,109	$136,283	$482,052	$442,605

Less: depletion	(68,873)	(68,526)	(246,944)	(214,434)

Less: cost of sales related to delay ounces [1]	(1,396)	-	(3,095)	-

Cash cost of sales	$62,840	$67,757	$232,013	$228,171

Cash cost of sales is comprised of:

Total cash cost of gold sold	$38,556	$50,246	$146,271	$148,972

Total cash cost of silver sold	22,213	15,945	80,022	72,296

Total cash cost of palladium sold	816	662	3,088	3,360

Total cash cost of cobalt sold [2]	1,255	904	2,632	3,543

Total cash cost of sales	$62,840	$67,757	$232,013	$228,171

Divided by:

Total gold ounces sold	87,662	115,011	332,701	327,336

Total silver ounces sold	4,307	3,175	16,072	14,326

Total palladium ounces sold	4,434	3,339	17,270	13,919

Total cobalt pounds sold	485	288	970	1,074

Equals:

Average cash cost of gold (per ounce)	$440	$437	$440	$455

Average cash cost of silver (per ounce)	$5.16	$5.02	$4.98	$5.05

Average cash cost of palladium (per ounce)	$184	$198	$179	$241

Average cash cost of cobalt (per pound)	$2.59	$3.14	$2.71	$3.30
1)	The cost of sales related to delay ounces is a non-cash expense. Please see the Company’s MD&A for more information.

2)

Cash cost per pound of cobalt sold during the fourth quarter of 2023 was net of a previously recorded inventory write-down of $0.02 million (twelve months - $1.6 million), resulting in a decrease of $0.08 per pound of cobalt sold (twelve months - $0.91 per pound of cobalt sold).

iv.

Cash operating margin is calculated by adding back depletion and the cost of sales related to delay ounces to the gross margin. Cash operating margin on a per ounce or per pound basis is calculated by dividing the cash operating margin by the number of ounces or pounds sold during the period. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for gold and palladium ounces sold and per unit amounts)	2024	2023	2024	2023

Gross margin	$247,407	$177,188	$802,587	$573,440

Add back: depletion	68,873	68,526	246,944	214,434

Add back: cost of sales related to delay ounces [1]	1,396	-	3,095	-

Cash operating margin	$317,676	$245,714	$1,052,626	$787,874

Cash operating margin is comprised of:

Total cash operating margin of gold sold	$196,134	$180,470	$649,780	$495,159

Total cash operating margin of silver sold	112,520	59,520	377,808	266,298

Total cash operating margin of palladium sold	3,652	2,912	13,911	15,136

Total cash operating margin of cobalt sold	5,370	2,812	11,127	11,281

Total cash operating margin	$317,676	$245,714	$1,052,626	$787,874

Divided by:

Total gold ounces sold	87,662	115,011	332,701	327,336

Total silver ounces sold	4,307	3,175	16,072	14,326

Total palladium ounces sold	4,434	3,339	17,270	13,919

Total cobalt pounds sold	485	288	970	1,074

Equals:

Cash operating margin per gold ounce sold	$2,237	$1,569	$1,953	$1,513

Cash operating margin per silver ounce sold	$26.12	$18.75	$23.51	$18.59

Cash operating margin per palladium ounce sold	$824	$872	$805	$1,088

Cash operating margin per cobalt pound sold	$11.07	$9.78	$11.47	$10.51

1) The cost of sales related to delay ounces is a non-cash expense. Please see the Company’s MD&A for more information.

These non-GAAP measures do not have any standardized meaning prescribed by IFRS Accounting Standards, and other companies may calculate these measures differently. The presentation of these non-GAAP measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. For more detailed information, please refer to Wheaton’s MD&A available on the Company’s website at www.wheatonpm.com and posted on SEDAR+ at www.sedarplus.ca.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton’s PMPA counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

●	payment by the Company of $625 million to Montage and the satisfaction of each party’s obligations in accordance with the Koné Gold PMPA;
●	the receipt by the Company of gold production in respect of the Koné Gold Project;

●	the advance by the Company, and the repayment by Montage, of up to $75 million to Montage in connection with the Facility;
●	payment by the Company of $125 million to Rio2 and the satisfaction of each party’s obligations in accordance with the Fenix PMPA (as amended);
●	the receipt by the Company of gold production in respect of the Fenix Gold Project;
●	the advance by the Company, and the repayment by Rio2, of up to $20 million to Rio2 in connection with the Rio2 standby loan facility;
●	the future price of commodities;
●

the estimation of future production from the mineral stream interests and mineral royalty interests currently owned by the Company (the “Mining Operations”) (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);

●	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates and the realization of such estimations);
●	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at Mining Operations;
●

the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party’s obligations in accordance with PMPAs and the receipt by the Company of precious metals and cobalt production or other payments in respect of the applicable Mining Operations under PMPAs;

●

the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton;

●	future payments by the Company in accordance with PMPAs, including any acceleration of payments;
●	the costs of future production;
●	the estimation of produced but not yet delivered ounces;
●	the future sales of Common Shares under, the amount of net proceeds from, and the use of the net proceeds from, the at-the-market equity program;
●	continued listing of the Common Shares on the LSE, NYSE and TSX;
●	any statements as to future dividends;
●	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;
●	projected increases to Wheaton’s production and cash flow profile;
●	projected changes to Wheaton’s production mix;
●	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;
●	the ability to sell precious metals and cobalt production;
●	confidence in the Company’s business structure;
●	the Company’s assessment of taxes payable, including taxes payable under the GMT, and the impact of the CRA Settlement, and the Company’s ability to pay its taxes;
●	possible CRA domestic audits for taxation years subsequent to 2016 and international audits;
●	the Company’s assessment of the impact of any tax reassessments;
●	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement;
●	the Company’s climate change and environmental commitments; and
●	assessments of the impact and resolution of various legal and tax matters, including but not limited to audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

●	risks relating to the satisfaction of each party’s obligations in accordance with the terms of the Koné Gold PMPA;
●	risks relating to the satisfaction of each party’s obligations in accordance with the terms of the Facility;
●	risks relating to the satisfaction of each party’s obligations in accordance with the terms of the Fenix PMPA;
●	risks relating to the satisfaction of each party’s obligations in accordance with the terms of the Rio2 standby loan facility;
●	risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all);
●

risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansion and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);

●

absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

●	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;

●

risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs, including the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

●	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
●

Wheaton’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated, , or the ability of the Company to pay such taxes as and when due;

●	any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;
●	risks in assessing the impact of the CRA Settlement (including whether there will be any material change in the Company’s facts or change in law or jurisprudence);
●

risks related to any potential amendments to Canada’s transfer pricing rules under the Income Tax Act (Canada) that may result from the Department of Finance’s consultation paper released June 6, 2023;

●

risks relating to Wheaton’s interpretation of, compliance with, or application of the GMT, including Canada’s GMTA and the legislation enacted in Luxembourg, that applies to the income of the Company’s subsidiaries for fiscal years beginning on or after December 31, 2023;

●	counterparty credit and liquidity risks;
●	mine operator and counterparty concentration risks;
●	indebtedness and guarantees risks;
●	hedging risk;
●	competition in the streaming industry risk;
●	risks relating to security over underlying assets;
●	risks relating to third-party PMPAs;
●	risks relating to revenue from royalty interests;
●	risks related to Wheaton’s acquisition strategy;
●	risks relating to third-party rights under PMPAs;
●	risks relating to future financings and security issuances;
●	risks relating to unknown defects and impairments;
●	risks related to governmental regulations;
●	risks related to international operations of Wheaton and the Mining Operations;
●	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;
●	risks related to environmental regulations;
●	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
●	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
●	lack of suitable supplies, infrastructure and employees to support the Mining Operations;
●	risks related to underinsured Mining Operations;
●

inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);

●	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
●	the ability of Wheaton and the Mining Operations to obtain adequate financing;
●	the ability of the Mining Operations to complete permitting, construction, development and expansion;
●	challenges related to global financial conditions;
●	risks associated with environmental, social and governance matters;
●	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;
●	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
●	risks related to the market price of the Common Shares of Wheaton;
●	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
●	risks related to interest rates;
●	risks related to the declaration, timing and payment of dividends;
●	risks related to access to confidential information regarding Mining Operations;
●	risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;
●	risks associated with a possible suspension of trading of Common Shares;
●	risks associated with the sale of Common Shares under the at-the-market equity program, including the amount of any net proceeds from such offering of Common Shares and the use of any such proceeds;
●	equity price risks related to Wheaton’s holding of long-term investments in other companies;
●	risks relating to activist shareholders;
●	risks relating to reputational damage;
●	risks relating to expression of views by industry analysts;
●	risks related to the impacts of climate change and the transition to a low-carbon economy;

●	risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations;
●	risks related to ensuring the security and safety of information systems, including cyber security risks;
●	risks relating to generative artificial intelligence;
●	risks relating to compliance with anti-corruption and anti-bribery laws;
●	risks relating to corporate governance and public disclosure compliance;
●	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic or pandemic;
●	risks related to the adequacy of internal control over financial reporting; and
●

other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s Annual Information Form available on SEDAR+ at www.sedarplus.ca and Wheaton’s Form 40-F for the year ended December 31, 2022 on file with the U.S. Securities and Exchange Commission on EDGAR (the “Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation):

●	the payment of $625 million to Montage and the satisfaction of each party’s obligations in accordance with the terms of the Koné Gold PMPA;
●

the advance by the Company of up to $75 million to Montage in connection with the Facility and the receipt by the Company of all amounts owing under the Facility, including, but not limited to, interest;

●	the payment of $125 million to Rio2 and the satisfaction of each party’s obligations in accordance with the terms of the Fenix PMPA;
●

the advance by the Company of up to $20 million to Rio2 in connection with the Rio2 standby loan facility and the receipt by WPMI of all amounts owing under the Rio2 standby loan facility, including, but not limited to, interest;

●	that there will be no material adverse change in the market price of commodities;
●	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
●	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;
●	that public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations is accurate and complete;
●	that the production estimates from Mining Operations are accurate;
●	that each party will satisfy their obligations in accordance with the PMPAs;
●	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
●	that Wheaton will be able to source and obtain accretive PMPAs;
●	that the terms and conditions of a PMPA are sufficient to recover liabilities owed to the Company;
●	that Wheaton has fully considered the value and impact of any third-party interests in PMPAs;
●	that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Company);
●	that Wheaton has properly considered the application of Canadian tax laws to its structure and operations and that Wheaton will be able to pay taxes when due;
●	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax laws;
●	that Wheaton’s application of the CRA Settlement is accurate (including the Company’s assessment that there has been no material change in the Company’s facts or change in law or jurisprudence);
●	that Wheaton’s assessment of the tax exposure and impact on the Company and its subsidiaries of the implementation of a 15% global minimum tax is accurate;
●

that any sale of Common Shares under the at-the-market equity program will not have a significant impact on the market price of the Common Shares and that the net proceeds of sales of Common Shares, if any, will be used as anticipated;

●

that the trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;

●	that the trading of the Company’s Common Shares will not be suspended;
●	the estimate of the recoverable amount for any PMPA with an indicator of impairment;
●	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic or pandemic; and
●	such other assumptions and factors as set out in the Disclosure.

There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton’s management’s current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

Cautionary Language Regarding Reserves and Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2023, which was filed on March 28, 2024 and other continuous disclosure documents filed by Wheaton since January 1, 2024, available on SEDAR+ at www.sedarplus.ca. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The Company reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance with Canadian reporting requirements which are governed by, and utilize definitions required by, Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ from the definitions adopted by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended (the “Securities Act”) which are applicable to U.S. companies. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted by the SEC. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from https://www.sec.gov/edgar.shtml.

End Notes

1 Please refer to disclosure on non-GAAP measures in this press release. Dividends declared in the referenced calendar quarter, are relative to the financial results of the prior quarter. Details of the dividend can be found in Wheaton’s news release dated March 13, 2025, titled “Wheaton Precious Metals Announces Increase to Quarterly Dividend.”

2 Statements made in this section contain forward-looking information with respect to forecast production, production growth, funding outstanding commitments, continuing to acquire accretive mineral stream interests and the commencement, timing and achievement of construction, expansion or improvement projects and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

3 Gold equivalent forecast production for 2024 and the longer-term outlook are based on the following commodity price assumptions: $2,000 per ounce gold, $23 per ounce silver, $1,000 per ounce palladium, $950 per ounce of platinum and $13.00 per pound cobalt.

4Gold equivalent forecast production for 2025 and the longer-term outlook are based on the following updated commodity price assumptions: $2,600 per ounce gold, $30 per ounce silver, $950 per ounce palladium, $950 per ounce of platinum and $13.50 per pound cobalt. For purposes of comparison, 2024 actual production numbers have been adjusted to reflect 2025 commodity price assumptions.

5Total streaming and royalty agreements relate to precious metals purchase agreements for the purchase of precious metals and cobalt relating to 18 mining assets which are currently operating, 24 which are at various stages of development and 4 of which have been placed in care and maintenance or have been closed.

6On October 21, 2024, the Company amended the Fenix PMPA. Under the original agreement, the Company was to acquire an amount of gold equal to 6% of the gold production until 90,000 ounces have been delivered, 4% of the gold production until the delivery of a further 140,000 ounces and 3.5% gold production thereafter for the life of mine. Under the revised agreement, the Company is entitled to purchase an additional 16% of payable gold production (22% in total) (subject to adjustment if there are delays in deliveries relative to an agreed schedule). Once Rio2 delivers the incremental 95,000 ounces (as adjusted), the stream reverts to the percentages and thresholds under the original Fenix PMPA (as described). Rio2 has a one-time option to terminate the requirement to deliver the incremental gold production from the end of 2027 until the end of 2029 by delivering 95,000 ounces (as adjusted) less previously delivered gold ounces, excluding those gold ounces which would have been delivered under the original Fenix PMPA.

7The Koné PMPA provides that Montage will deliver gold equal to 19.5% of the payable gold production until 400,000 ounces of gold are delivered, then 10.8% until 530,000 ounces are delivered and 5.4% thereafter for the life of the mine.

8The Kurmuk PMPA provides that Allied will deliver gold equal to 6.7% of the payable gold production until 220,000 ounces of gold are delivered, then 4.8% thereafter for the life of the mine. During any period in which debt exceeding $150 million ranks ahead of the gold stream, the stream percentage increases to 7.15% and decreases to 5.25% once the drop-down threshold is reached.